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                                                                    Exhibit 99.1

                                            DE ANZA PROPERTIES-XII, LTD.

                                            9171 Wilshire Boulevard
                                            Beverly Hills, California 90210
                                            National:  (800) 321-9638, ext. 153
                                            California: (800) 421-2991, ext. 153

[DE ANZA LOGO]
PROPERTIES - XII, LTD.

December 12, 1997

Dear Limited Partner:

     De Anza Properties-XII, Ltd., a California limited partnership (the "Partnership") has reviewed the unsolicited tender offer made by affiliates of MacKenzie Patterson, Inc. and affiliates of Citadel Financial Group, Inc. (collectively, the "Bidders") to purchase units of limited partnership interests of the Partnership ("Units") for $550 per Unit. The Operating General Partner has determined that the offer is inadequate, and not in the best interests of the Partnership or its limited partners. Accordingly, the Operating General Partner recommends that the limited partners reject the offer and urges you not to tender any of your limited partnership Units. None of the Operating General Partner or any of its officers, directors or affiliates intend to tender any Units. Limited partners who sell any Unit to the Bidders will not receive any distributions to be made by the Partnership with respect to that Unit once the Unit is sold, including all quarterly distributions and any distributions to be made when the Partnership's properties are sold as is anticipated to occur in January 1998, after which the Partnership will be liquidated. As described below, the Operating General Partner estimates total liquidating distributions to be approximately $714 per Unit. In addition, the Partnership anticipates making a regular quarterly distribution December 31, 1997. It is anticipated that the distribution will be $8.25 per Unit, as it has been for each of the prior three quarters of 1997. In accordance with the Bidders' Offer, the quarterly distribution will reduce the Bidders' $550 per Unit offer by $8.25 per Unit, resulting in a net offer of $541.75 per Unit.

     In arriving at its determination, the Operating General Partner reviewed the offer with its advisors and management, and considered many factors including the business, financial condition and prospects of the Partnership.

     The Operating General Partner's conclusions and recommendations concerning the offer are based, in large part, on the Operating General Partner's belief that the amount being offered by the Bidders does not reflect the value of the Partnership's underlying assets -- the most important of which is the Partnership's sole remaining real property, Warner Oaks Apartments. As described in the Partnership's October 31, 1997 letter to limited partners, the Partnership has entered into a contingent agreement with Bay Apartment Communities, Inc., an unaffiliated entity (the "Purchaser") for the sale of the project for $20 million. Under the terms of the purchase agreement, the Purchaser had a right to conduct a thorough investigation of the project and to determine whether or not to proceed with the purchase of the property. The Partnership received notice on December 8, 1997 that the Purchaser has completed its investigation of the project, approved all matters subject to its inspection, and has determined to proceed with the purchase as contemplated. The scheduled closing date is in January, 1998, subject to satisfaction of certain customary closing conditions.

     If the project is sold as currently contemplated, the Partnership will be liquidated, and the net proceeds will be distributed, along with any other Partnership proceeds, subject to retaining reasonable reserves until final liquidation. The reserves are not expected to be substantial and are intended to be fully distributed in 1998. If the closing were to occur at the sales price of $20 million, total liquidating distributions, including the net sales proceeds, are estimated to be $714 per Unit of limited partnership interest. The sale of the project at $20 million would result in a gain, which would be taxable. Based upon the new federal laws regarding capital gains taxes, it is estimated that the federal tax would be $110 per Unit. This does not take into account any state or local taxes, and does not take into account any individual circumstances which might affect taxation of
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a partner. The general partners are not expected to receive any portion of the sales proceeds. However, the general partners will realize a taxable gain.

     In the event of the sale of the project and the resulting liquidation of the Partnership, only those partners who still own their partnership interests will receive proceeds.

     Before deciding to reject the Bidders' offer, limited partners should consider the risks of a continued investment in the Partnership:

     - The offer from the Bidders provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated in the future.

     - There is no assurance that a sale of Warner Oaks will be consummated at the current contract price or that a future sale will result in distributions greater than the price being offered now by the Bidders.

     - The offer provides an opportunity to limited partners to liquidate their investment without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.

     The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, expands upon the reasons for the Operating General Partner's determination concerning the Bidders' offer, and contains additional information relating to the Operating General Partner's recommendation and certain other actions taken by the Operating General Partner on behalf of the Partnership. We urge you to read the Schedule 14D-9 carefully.

     If you have any questions concerning these matters please call Investor Relations at (310) 777-2153.

     You can be assured that the Operating General Partner will continue to act in the manner in which the Operating General Partner believes to be in the best interest of the Partnership and its limited partners.

                                          Very truly yours,

                                          DE ANZA PROPERTIES-XII, LTD.,
                                          A CALIFORNIA LIMITED PARTNERSHIP

                                          By:  DE ANZA CORPORATION,
                                               Operating General Partner

                                              By: /s/ HERBERT M. GELFAND
                                                  ----------------------
                                                   Herbert M. Gelfand
                                                   Chairman of the Board